UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report
(Date of earliest event reported)

January 8, 2004

Commission File Number 0-24395

bebe stores, inc.

(Exact name of registrant as specified in its charter)

California	**94-2450490**
(State or Jurisdiction of Incorporation or Organization)	(IRS Employer Identification Number)

400 Valley Drive
Brisbane, California 94005
(Address of principal executive offices)
Telephone: **(415) 715-3900**

Item 7. Financial Statements and Exhibits

(c) Exhibits

   99.1.   Press Release dated January 8, 2004.

Item 12. Results of Operations and Financial Condition

The information in this Form 8-K and the Exhibit attached hereto shall not be deemed "filed" for purposes of Section 18 of the Securities Act of 1934, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, except as shall be expressly set forth by specific reference in such filing. On January 8, 2004, bebe stores, inc. issued a press release announcing its December 2003 sales.

The press release relating to the December 2003 sales is attached hereto as Exhibit 99.1.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated January 8, 2004

bebe stores, inc.

/s/ Walter Parks

_____
Walter Parks, Chief Financial Officer

Exhibit 99.1

Contact: Walter Parks
        Chief Financial Officer
        bebe stores, inc.
        (415) 715-3900

bebe stores, inc. Announces Decmber 2003 Sales;
Same Store Sales Increase 7.0%

BRISBANE, CALIF. – January 8, 2004 – bebe stores, inc. (Nasdaq: BEBE) today reported retail sales of $50.6 million for the month ended December 31, 2003, an increase of 10.2% compared to sales of $45.9 million for the month ended December 31, 2002.

Same store sales for December increased 7.0% over the comparable period of fiscal 2003. Prior year same store sales decreased 5.0% for December 2002. For the quarter, same store sales increased 7.1% compared to a decrease of 8.1% in the corresponding period of the prior year.

Retail sales for the six months ended December 31, 2003 were $194.7 million compared to $174.1 million for the corresponding period of the prior year, an increase of 11.8%. Comparable store sales for the six months ended December 31, 2003 increased 6.9% compared to a decrease of 9.0% in the corresponding period of the prior year.

bebe stores, inc. provides additional information on a recorded message. Interested parties are invited to listen to the message by calling (415) 657-1010.

bebe stores, inc. will host a conference call on Thursday, January 22, 2004 at 9:30 A.M. Pacific Time to discuss second quarter results and guidance for future periods. Interested parties are invited to listen to the conference by calling (888) 241-2232. A replay of the call will be available for approximately two weeks by calling (800) 642-1687 and using the passcode "4811664".

bebe stores, inc. designs, develops and produces a distinctive line of contemporary women's apparel and accessories, which it markets under the bebe and BEBE SPORT brand names. bebe currently operates 188 stores, of which 173 are bebe stores and 15 are BEBE SPORT stores. These stores are located in the United States and Canada. In addition, we have an online store at www.bebe.com.

The statements in this news release and on our recorded message, other than the historical financial information, contain forward-looking statements that involve risks and uncertainties that could cause actual results to differ from anticipated results. Wherever used, the words "expect," "plan," "anticipate," "believe" and similar expressions identify forward-looking statements. Any such forward-looking statements are subject to risks and uncertainties and the company's future results of operations could differ materially from historical results or current expectations. Some of these risks include, without limitation, miscalculation of the demand for our products, effective management of our growth, decline in comparable store sales performance, ongoing competitive pressures in the apparel industry, changes in the level of consumer spending or preferences in apparel, and/or other factors that may be described in the company's annual report on Form 10-K and/or other filings with the Securities and Exchange Commission. Future economic and industry trends that could potentially impact revenues and profitability are difficult to predict.

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